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David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

November 18, 2011

VIA

EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A – Mariner Hyman Beck Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(b)(iii) thereunder, is a copy of Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A (‘Post-Effective Amendement No. 19”).  Post-Effective Amendment No. 19 is being filed for the purpose of delaying the effectiveness of Post-Effective Amendment No. 4 to the Trust’s Registration Statement relating to the Mariner Hyman Beck Fund (formerly the Mariner Hyman Beck Global Fund), filed on August 26, 2011, until November 22, 2011. Effectiveness of Post-Effective Amendment No. 4 had previously been delayed to November 18, 2011 by Post-Effective Amendment No. 16 filed on November 9, 2011.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

/s/  David J. Baum

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